Notes to Financial Statement

1. Organization and Nature of Business

HRT Financial LLC ("HRTF" or the "Company") is a Delaware limited liability company. Hudson River Trading LLC ("HRT") owns 98% of HRTF and RDC I, Inc. (HRT and RDC I, Inc., collectively the "Members") owns the remaining 2%. HRTF is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Securities Investor Protection Corporation ("SIPC") and is licensed to transact on various exchanges. The Company is a market maker on various exchanges. The Chicago Board Options Exchange is HRTF's designated examining authority.

HRTF was organized for the purpose of trading financial instruments utilizing a proprietary electronic trading system. The Company is managed and operated as one business. Accordingly, the Company operates under one reportable segment. HRTF self-clears United States ("US") equity securities and clears its remaining trading activity through unaffiliated clearing firms on a fully disclosed basis using clearing agreements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of a Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts in the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at two US banks. HRTF defines cash equivalents as short-term highly liquid interest bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2019, cash and cash equivalents primarily included cash in bank deposit accounts.

2. Summary of Significant Accounting Policies (continued)

Collateralized Agreements and Financings

In accordance with ASC 860, *Transfers and Servicing,* Securities borrowed and securities loaned transactions are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. In these transactions, HRTF receives cash from the borrower of the securities, or deposits cash with the lender of the securities. The Company monitors the market value of securities borrowed and securities loaned on a daily basis with additional collateral obtained or refunded as necessary.

The Company enters into securities borrowed and securities loaned transactions as part of its normal course of business. The Company is generally permitted to repledge the securities borrowed and use them to deliver to counterparties to cover short positions, whereas securities loaned transactions help finance the Company's securities inventory.

The Company maintains an uncommitted line of credit of $200.0 million with a US bank (the "Lender"). Interest is incurred on outstanding loans at the daily Federal Funds Rate plus 1%. All borrowings are fully collateralized with securities pledged to the Lender. As of December 31, 2019, the Company did not have any borrowings under this uncommitted line of credit.

Fair Value Measurements

Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature and principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers* ("ASC 940"), ASC 815, *Derivatives and Hedging* ("ASC 815") and ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Listed equity securities, listed equity options, and listed futures contracts are priced electronically at the closing price published by the listing exchange or clearinghouse, as applicable. Foreign exchange spot rates are obtained via Bloomberg daily. HRTF has policies and procedures to evaluate its pricing methodology and pricing sources.

The changes in fair value of the Company's algorithmically traded financial instruments above are recorded in income.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

The Company records financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value including related trading gains and losses and related expenses on a trade date basis. Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded, respectively, in the Statement of Financial Condition under Receivable from and Payable to broker-dealers, exchanges and clearing organizations.

Financial instruments sold, not yet purchased, at fair value include an obligation to purchase financial instruments at a future date. Such obligations have market risk to the extent subsequent market fluctuations may require the Company to repurchase such financial instruments at prices in excess of the market value reflected in the Statement of Financial Condition.

Revenue Recognition

Trading gains consist of revenues related to net realized and unrealized gains and losses on financial instruments resulting from the Company's algorithmic trading strategies. Trading gains are recognized on a trade date basis.

Interest and dividends are earned primarily from Cash and cash equivalents and Financial instruments owned, at fair value, and are accounted for on an accrual basis. Dividends are recorded as of the ex-dividend date.

Commissions, Execution, Clearance and Other Transaction Related Expenses

Commissions, execution, clearance and other transaction related expenses include fees charged by third-party clearing brokers, transactional fees charged by exchanges, regulatory fees and other transactional-based fees incurred in the normal course of business. Such expenses are recorded on a trade date basis.

Remeasurement of Foreign Currencies

Assets and liabilities denominated in currencies other than the entity's functional currency are remeasured at the rates of exchange prevailing at the close of business at the Statement of Financial Condition date with resulting gains and losses reflected in income. Transactions in currencies other than the entity's functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. Gains and losses resulting from such transactions are included in income.

Notes to Financial Statement (continued)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

HRTF does not record a provision for federal or state income taxes. The Members of HRTF report their share of the income or loss on their income tax returns.

As of December 31, 2019, HRTF determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, *Income Taxes* ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

3. Receivable from and Payable to Broker-Dealers, Exchanges, and Clearing Organizations

At December 31, 2019, Receivable from broker-dealers, exchanges and clearing organizations primarily represents amounts due for unsettled trades, securities failed to deliver, deposits of cash or other short-term financial instruments held by other clearing organizations, cash held by broker-dealers, open equity in futures transactions, and rebates receivable from broker-dealers and exchanges. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities and financial instruments, sold not yet purchased. HRTF self-clears its US equity securities trades and also executes certain trades that are cleared by unaffiliated clearing brokers.

As of December 31, 2019, Payable to broker-dealers, exchanges and clearing organizations primarily represents amounts due for unsettled trades, fees and commissions payable and securities failed to receive.

Amounts Receivable from and Payable to broker-dealers, exchanges, and clearing organizations at December 31, 2019, consist of the following:

(in thousands)

	Receivable	Payable
Payable to/Receivable from clearing organizations	$ 15,890	4,715
Payable to/Receivable from broker-dealers and exchanges	422,724	274,027
Payable to clearing organizations for unsettled trades	-	28,047
Payable to clearing organizations for securities failed to receive	-	33,114
Receivable from clearing organizations for securities failed to deliver	44,646	-
	$ 483,260	$ 339,903

Included within Receivable from broker-dealers, exchange, and clearing organizations are required deposits of $17.5 million that fluctuate based on each day's trading activity.

4. Fair Value Measurement

ASC 820, *Fair Value Measurement and Disclosures ("ASC 820")*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that HRTF has the ability to access at the measurement date.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include HRTF's own data.

For a description of the valuation basis used by the Company in valuing its Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value, refer to Note 2.

4. Fair Value Measurement (continued)

The following table presents HRTF's fair value hierarchy for those Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value on a recurring basis, as of December 31, 2019:

(in thousands)
ASSETS

| Description | Total | Fair Value Measurement | | |
		Level 1	Level 2	Level 3
Equities	$ 2,245,471	$2,245,471	$ -	$ -
Options	88,351	88,351	-	-
Total financial instruments owned, at fair value	$ 2,333,822	$2,333,822	$ -	$ -

LIABILITIES

Description	Total	Level 1	Level 2	Level 3
Equities	$ 2,124,319	$2,124,319	$ -	$ -
Options	61,319	61,319	-	-
Total financial instruments sold, not yet purchased, at fair value	$ 2,185,638	$2,185,638	$ -	$ -

Certain instruments may be classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of December 31, 2019, HRTF did not hold any financial instruments that met the definition of Level 3.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet or measured at fair value on a recurring basis are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

These instruments include Cash equivalents, Collateralized Agreements: Securities borrowed, Receivable from broker-dealers, exchanges and clearing organizations, Other assets, Due to affiliates, Payable to broker-dealers, exchanges and clearing organizations, Collateralized Agreements: Securities loaned, and Accounts payable and accrued liabilities. Cash equivalents are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

5. Financial Instruments with Off-Balance Sheet Risk

The Company enters into options and futures contracts within its normal course of business. Such contracts are carried at fair value and have off-balance sheet risk. Unrealized gains and losses on these derivative contracts are recognized in income and represent the fair value of future cash flows.

The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains and losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset, cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The credit risk of options contracts is limited to the unrealized gains recorded in the Statement of Financial Condition.

The notional amounts of futures and options contracts reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unrealized gains or losses, rather than notional amounts, represent the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

As of December 31, 2019, the Company held open options contracts with a fair value of $88.4 million included in Financial instruments owned, at fair value and a fair value of ($61.3 million) included in Financial instruments sold, not yet purchased, at fair value in the Statement of Financial Condition.

As of December 31, 2019, the gross notional amount of options contracts used for trading purposes was $4.3 billion on long positions held and ($5.0 billion) on short positions held.

As of December 31, 2019, the Company held open futures contracts with a fair value of ($1.2 million) included in Receivable from broker-dealers, exchanges and clearing organizations.

As of December 31, 2019, the gross notional amount of futures contracts used for trading purposes was $204.9 million on long positions held and ($70.1 million) on short positions held.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The Company does not apply hedge accounting as defined in ASC 815-10-15, *Derivatives and Hedging*, as all financial instruments are recorded at fair value. Exposure to market risk is managed in accordance with risk limits set by senior management, and by buying or selling instruments or entering into offsetting positions.

Notes to Financial Statement (continued)

6. Collateralized Transactions

HRTF is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2019, substantially all of the securities received as collateral have been repledged. The fair value of the equity securities borrowed at December 31, 2019 is $1.1 billion. In the normal course of business, the Company pledges qualified equity securities with clearing organizations to satisfy daily margin and clearing fund requirements. Financial instruments owned and pledged, where the clearing organization has the right to repledge, at December 31, 2019 consisted of $930.4 million of equity securities.

The following table presents the total gross balance of liabilities recognized in the Statement of Financial Condition for securities lending transactions by remaining contractual maturity of the agreements as of December 31, 2019:

	Remaining Contractual Maturity of the Agreements				
(in thousands)	Overnight and Open	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateralized Agreements: Securities loaned	$738,613	$200,000	-	-	$938,613

Notes to Financial Statement (continued)

7. Assets and Liabilities Subject to Netting

The Company manages credit exposure from certain transactions by entering into master securities loan agreements and collateral agreements with counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. The Company does not net the amounts eligible for offsetting upon counterparty default related to these balances in the Statement of Financial Condition. The table below represents these assets and liabilities, which are subject to a netting arrangement upon the event of a default under the applicable master securities loan agreement, as of December 31, 2019:

(in thousands)	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Assets						
Collateralized Agreements: Securities borrowed	$1,141,841	-	$1,141,841	($1,106,743)	-	$35,098
	$1,141,841	-	$1,141,841	($1,106,743)	-	$35,098
Liabilities						
Collateralized Agreements: Securities loaned	$938,613	-	$938,613	($930,400)	-	$8,213
	$938,613	-	$938,613	($930,400)	-	$8,213

8. Risks

HRTF's trading activities involve execution, settlement and financing of various trading transactions. These activities may expose HRTF to off-balance sheet credit and market risk in the event HRTF's clearing brokers are unable to complete a transaction.

As part of its normal brokerage activities, HRTF may sell financial instruments not yet purchased. Financial instruments sold, not yet purchased represent obligations of HRTF to deliver specified financial instruments at the contracted prices, thereby creating the liability to repurchase such financial instruments in the market at prevailing prices. These transactions result in off-balance-sheet risk, as HRTF's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. Financial instrument positions are monitored on a daily basis to address the Company's risks as identified and described below.

8. Risks (continued)

Credit Risk

In the normal course of business, certain of HRTF's financial instruments transactions, money balances and security positions are transacted with several brokers and counterparties. HRTF is subject to credit risk to the extent any broker or counterparty with which it conducts business is unable to fulfill its contractual obligations to HRTF.

HRTF maintains its cash and securities in bank deposit and brokerage accounts, which, at times, may exceed federally insured limits or may not be insured. The Company is exposed to the risk that third parties will not perform their obligations and such third parties will owe the Company money, financial instruments or other assets. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons.

The Company has not experienced any losses due to such exposure and believes it is not exposed to any significant credit risk.

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, such as interest rates.

Concentration

For strategies that clear through brokers, HRTF is dependent on its current clearing brokers to execute its trading strategies and the replacement of these services could take a few months, thereby affecting the normal operations of the Company.

Foreign Currency Risk

A portion of HRTF's normal business activities are denominated in various currencies outside of HRTF's functional currency, which in turn creates foreign currency exposure.

9. Members' Capital

In accordance with HRTF's limited liability company agreement, profits and losses are allocated to members according to their respective interests in the Company.

Members have redemption rights which contain certain restrictions with respect to rights of withdrawal from HRTF as specified in its limited liability company agreement. The Company is also subject to the restriction of withdrawals of capital as outlined in Rule 15c3-1 of the Securities Exchange Act of 1934.

10. Transactions with Affiliates

HRTF has an agreement with HRT that covers support services provided by HRT employees, compensation for such employees, fixed expenses, and office space utilized by HRTF. Fixed expenses allocated in connection with providing support services include, but are not limited to compensation, technology, telecommunications, and market data costs. Direct expenses incurred by HRTF are not subject to the allocations. As of December 31, 2019, payables from this agreement due to HRT make up substantially all of the $9.4 million of payables recorded in Due to affiliates on the Statement of Financial Condition.

11. Guarantees

ASC 460, *Guarantees ("ASC 460")*, requires HRTF to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications/Other Guarantees

In the normal course of its business, HRTF indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that HRTF could be required to make under these indemnifications cannot be estimated. However, HRTF believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

12. Commitments and Contingencies

HRTF may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in financial instruments. Management believes that as of December 31, 2019, that HRTF is not subject to any litigation, arbitration, or regulatory action that requires accrual to be made in accordance with ASC 450 "Loss Contingencies."

The Company is a member of two clearinghouses that clear and/or settle securities. Associated with one of its memberships, the Company posts collateral to secure its settlement obligations.

In the event of systemic or counterparty failure, a clearinghouse will follow its close out and loss allocation procedures as detailed in its rules and the Company may be required to share in any losses. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements related to a systematic or counterparty failure is remote.

13. Regulatory Requirements

HRTF is subject to the SEC Rule 15c3-1 which requires the maintenance of minimum net capital. HRTF has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital (as described in the Rule), equal to the greater of $1.0 million or 2% of aggregate debit balances (as described in the Rule). At December 31, 2019, HRTF had net capital of $265.1 million which exceeded its minimum requirement of $1.0 million by $264.1 million.

The Company self-clears its trading activities in US equity securities, and is therefore subject to SEC Rule 15c3-3. However, at December 31, 2019, and throughout the year, HRTF did not carry securities accounts for third-party customers or perform custodial functions related to third-party customer securities. Consequently, at December 31, 2019, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

Proprietary balances, if any, held at HRTF's clearing brokers are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing brokers.

14. Subsequent Events

HRTF has performed an evaluation of subsequent events through February 27, 2020, which is the date the Statement of Financial Condition was available to be issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the Statement of Financial Condition as of and for the year ended December 31, 2019.